

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
Armando Espinoza
President and Chief Executive Officer
Aceway Corp.
Ave. Aquilino De La Guardia y Calle 47
Ocean Business Plaza Building, Suite 1604
Panama City, Panama

      Re: Aceway Corp.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed October 16, 2013
              File No. 333-190547

Dear Mr. Espinoza:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated September 9, 2013. If, as you state in your response, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in the forepart of your prospectus an affirmative statement that you are not a blank check company and have no plan or intentions to be acquired or to merge with an operating company nor do you, or your shareholder, have plans to enter into a change of control or similar transaction.

Risk Factors, page 8

Risks Relating to Our Business, page 8

The current status of our business . . . ., page 9

2.   Please clarify that your purchase of a small amount of inventory from one of your suppliers was a supply chain test only, as you indicate in your response to comment 14 in our letter dated September 9, 2013.

Since our sole officer and director does not devote his full time . . . ., page 10

3.   We note your response to comment 11 in our letter dated September 9, 2013 and your revised disclosure regarding potential conflicts of interest with regard to Mr. Espinoza, your sole officer and director. Please further revise your disclosure to clearly state that Mr. Espinoza may become aware of business and investment opportunities that he may be required to present to other entities to which he owes a fiduciary duty, as you state on page 27. In doing so, please clarify whether Mr. Espinoza owes fiduciary duties to Cable & Wireless Panama.

Risks Relating to Our Common Stock, page 11

There is no active trading market for our common stock . . . ., page 12

4.   We note your response to comment 16 in our letter dated September 9, 2013. Please also disclose in this risk factor the fact that as of October 17, 2013, there is only one record holder of your common stock, and discuss the impact of this fact on the potential trading market for your common stock.

If we do not file a Registration Statement on Form 8-A . . . ., page 12

5.   We note your statement that "[i]f we do not file a registration statement on Form 8-A at or prior to June 30, 2014, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act . . . ." Please revise to clarify that your obligation to file reports under Section 15(d) of the Exchange Act after the fiscal year in which this registration statement is declared effective is voluntary. Please refer to Section 15(d) of the Exchange Act of 1934, as amended, and Exchange Act Sections Compliance and Disclosure Question 116.03.

Description of Business, page 20

Overview, page 20

6.   We note your disclosure that your "products will be shipped to [y]our customers via local and international couriers." Please further describe which party is responsible for the cost of shipping products from you to your customers.

Market, page 24

7.   We note your response to comment 20 in our letter dated September 9, 2013 and the references to third-party sources, including Euromonitor and Roper Trend Data for the statistical, qualitative and comparative statements contained in this section. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

8.   We note your disclosure on page 24 that "South America survived the recession better than most and posted six percent GDP growth in 2010." Please disclose the source of this information.

Competition, page 24

9.   We note your revised statement that you "believe that the products [you] are able to offer will provide to be attractive to consumers due to their low cost." Please provide additional detail regarding the basis for your belief in this regard, and the reason(s) that you believe that your products are lower cost than products of other companies that sell low-cost consumer electronic products in South America.

Government Regulation, page 25

10.   We note your disclosure that you are not aware of any governmental regulations that would be material to your operations. Please reconcile this statement with your revised disclosure on pages 25-26 and your disclosure in the third risk factor on page 9, both of which imply that government regulations may have a material impact on your business, or delete this statement.

Management, page 26

11.   We note your response to comment 25 in our letter dated September 9, 2013. Please briefly describe the potential impact of Mr. Espinoza's employment with Cable & Wireless Panama on your business, including any related fiduciary duties that Mr.

Espinoza may owe to Cable & Wireless Panama. In this regard, we note your disclosure under Conflicts of Interest on page 27, which implies that Mr. Espinoza owes fiduciary duties to entities other than Aceway.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Karen A. Batcher